Higher One Holdings, Inc.
115 Munson Street
New Haven, CT 06511

August 5, 2013
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:          Higher One Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 1-34779
Ladies and Gentlemen:
We refer to Jennifer Thompson's letter dated July 22, 2013 (the "Letter"), which sets forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") for Higher One Holdings, Inc. ("Holdings" or the "Company") regarding our Form 10-K for the fiscal year ended December 31, 2012. Please find our responses to the Staff's comments below. For your convenience, we have copied each of the comments in the Letter immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page F-6

2. Significant Accounting Policies, page F-6

Revenue Recognition and Deferred Revenue, page F-7

1.
We note that you recognize payment transaction revenue "when the payment plan is established" or as transactions are processed. Please clarify why it is appropriate under GAAP to recognize payment transaction revenue when payment plans are established.

Response:

Beginning in 2012, we began offering higher education institutions the ability to provide tuition payment plans to their students.  There is an upfront payment required upon initiating the plan.  The plans range for a period of three to six months.   As a result of the relatively small amount of revenue associated with payment plans established during 2012, we recorded that revenue when the plans were established, rather than over the payment plan period while services were being provided. The impact of recognizing the payment plan revenue over the plan duration, rather than up-front when the amounts were received would have resulted in the deferral of a de minimis (less than $80,000) amount of revenue from 2012 to 2013. During 2013, we began recording the revenue associated with payment plans ratably over the duration of the payment plan.

12. Real Estate Development Project and New Markets Tax Credit Financing, page F-15

2.
We note that you received a number of grants, credits, and subsidies in connection with your real estate development project which have reduced your basis in the related building. Please address the following comments related to your real estate development project:

•
Tell us and clearly disclose how you account for the grants, credits, and subsidies listed in the table on page F-15. If you recognize the subsidies as a reduction of depreciation expense over the life of the related assets, please consider disclosing within your filing the estimated depreciable lives of those assets and the resulting impact on your statement of operations.

Response:

Each of the grants, credits, and subsidies described in the table on page F-15 has been reflected as a reduction in the depreciable basis of the building and therefore will reduce our depreciation expense in the future.   Please refer to the table below for further detail on how we account for each.   We will consider disclosing the estimated depreciable lives and the resulting impact on our statement of operations in future periods, however, we believe that the net reduction of our basis provides our investors an accurate and meaningful presentation of the impact of the net cost of the building and related building improvements.  A further description of our recognition of the grants, credits and subsidies is included below:

Name of Program	Amount (in thousands)	Accounting
Federal Historic Preservation Tax Incentives Program	$5,705
In accounting for the Federal Historic Tax credit, we followed income tax accounting guidance as the benefit was administered through our federal income tax return and it was not refundable (ASC 740-10-25-45).  Once the credits were granted, we needed to generate taxable income in order to realize the associated economic benefit in the form of lower cash taxes.  We concluded that the Federal Historic Tax credit should be treated as an investment tax credit as we received it as a result of our investment in our new corporate headquarters.  We adopted an accounting policy to follow the "deferral method" as described in ASC 740-10-25-46 as such method is preferable and we believed it appropriately reflected the economics of this transaction.  We recorded a reduction of our income tax payable and a reduction of our property.

Department of Economic and Community Development ("DECD") Urban Act Grant and Environmental Remediation Grant	$5,500
We treated these grants as a "capital-based investment grants," which can be presented either by reducing the carrying value of the asset or by establishing the grant as a deferred credit.  We adopted an accounting policy to reduce the carrying value of the asset for capital-based investment grants.  When adopting this accounting policy, we analogized to the guidance in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance due to the lack of direct guidance in U.S. GAAP. We recognize capital-based investment grants where there is reasonable assurance that we will comply with the conditions attached to them and that the grants will be received (IAS 20, paragraph 7).

Connecticut Development Authority Sales and Use Tax Relief Program	$ 944
This program was a direct reduction in the amount we paid for materials and therefore directly reduced our basis in the cost of the building.  We treated this grant as a "capital-based investment grant."   Consistent with the accounting for the DECD grants described above, we adopted an accounting policy to reduce the carrying value of the asset for capital-based investment grants with analogy to IAS 20.

Other private contributions	$1,955
This contribution was a direct reduction of the amount we paid for construction of the building and therefore directly reduced our basis in the cost of the building.  We treated this grant as a "capital-based investment grant."   Consistent with the accounting for the DECD grants described above, we adopted an accounting policy to reduce the carrying value of the asset for capital-based investment grants with analogy to IAS 20.  We also considered the general guidance applicable for fixed assets (CON 5 and ASC 360), leases (ASC 840), and environmental obligations (ASC 410-30 and ASC 450) under US GAAP.  In all three cases, the guidance collectively suggests that the fixed asset carrying value should be presented net of the contribution in order to reflect the true historical cost we incurred.

•
Tell us where you classified receipt of these subsidies on your statements of cash flows. In particular, clarify where you presented the Federal Historic Preservation Tax Incentives Program subsidies received during fiscal 2012.

Response:

Please refer to the table below for further detail on where we classified receipt of these subsidies on our statement of cash flows:

Name of Program	Amount (in thousands)	Cash Flow Statement Classification
Federal Historic Preservation Tax Incentives Program	$5,705
Unlike the other grants and contributions described above, the credits received under this program were not direct cash subsidies that defrayed the cost of the building.  Instead, once the credits were granted, we needed to generate taxable income in order to realize the associated economic benefit in the form of lower cash taxes.  Income tax benefits are generally recognized in the operating section of the cash flow statement.  We recorded the amount that we expected to receive related to the Federal Historic Preservation tax credit as an income tax receivable as of December 31, 2011 as the building was placed in service as of December 31, 2011 and since the credit was going to be taken on our 2011 federal tax return.  We subsequently reported the receipt of the income tax benefit as an operating cash flow (as a result of the change in the income tax receivable which is included in the "Prepaid expenses and other current assets" line on the statement of cash flows) when we received the benefit in 2012.

Department of Economic and Community Development Urban Act Grant and Environmental Remediation Grant	$5,500	This grant was received and recorded in 2011 and reported in the line, "Proceeds from development related subsidies" in investing activities on the statement of cash flows.
Connecticut Development Authority Sales and Use Tax Relief Program	$ 944	This program was a direct reduction in the amount we paid for materials and reported in the line, "Proceeds from development related subsidies" in investing activities on the statement of cash flows.
Other contributions	$1,955
Of the total amount of other contributions, $1,655 was received by us and reported in the statement of cash flows in 2011 and $330 was received by us and reported in the cash flow statement in 2012.  In both cases, the amounts were reported in the line, "Proceeds from development related subsidies" in investing activities on the statement of cash flows.

•
We note that a new member contributed approximately $2.2 million for a 2% interest in your Real Estate, LLC subsidiary and you reflected the contribution as a liability on your balance sheet since you expect to re-acquire the interest in approximately seven years through the exercise of a put or call option. Citing authoritative GAAP guidance, tell us how you determined liability classification was appropriate and tell us how you intend to account for this arrangement going forward. In doing so, tell us how you considered ASC 480 and ASC 815 in arriving at your determination. Please also tell us why this redeemable noncontrolling interest should not be classified as mezzanine equity under ASR 268.

Response:

The New Market Tax Credit ("NMTC") program is a federal credit program which permits taxpayers to receive a credit against Federal income taxes for making qualified equity investments in designated Community Development Entities ("CDE").  We exchanged a 2% interest in our Higher One Real Estate SP, LLC subsidiary in exchange for an up-front cash contribution of $2.2 million.

From an economic perspective, our objective in entering into this transaction was to receive a cash contribution of $2.2 million to help defray the cost of constructing our corporate headquarters in New Haven, CT.   We considered both the legal form and the substance of the transaction in considering the proper accounting for the contribution of the new member into Higher One Real Estate SP, LLC.  While the legal form of this interest is equity, we focused on the substance of this transaction and concluded that despite being equity in legal form, the substance of the transaction was more indicative of a cash contribution. The primary reason for such conclusion was that at the conclusion of a 7 year compliance period, a put option exists that allows the investor to sell its interest in Higher One Real Estate SP, LLC for a nominal amount.

Based on the considerations above, we concluded that an analogy to ASC 958 (formerly FAS 116) accounting was  appropriate.  In an ASC 958 model, contributions are recognized in income.  If any conditions are present, income recognition is deferred as a liability until those conditions are met. While we considered both ASC 480 and ASR 268, we ultimately concluded that a contribution model, analogous to ASC 958, was more reflective of the economics of the NMTC transaction.  We acknowledge the possibility that accounting for this contribution under ASC 480 may also have potentially resulted in liability accounting. However, we believe a deferred contribution liability under ASC 958 is more appropriate than liability classification under ASC 480. Finally, as we looked past the legal form of the transaction and therefore did not account for the contribution as equity, the considerations outlined in ASR 268 surrounding classification of amounts outside of permanent equity did not have a significant impact on our analysis.

ASC 810-10 would indicate that non-controlling interests should be presented separately from the controlling interest's equity.   The new member will own 2% of Real Estate, LLC.  However, a non-controlling interest is typically providing financing in exchange for a share of income going forward. The income in this entity is expected to be minimal and the investment is one of the factors provided in this arrangement that enables a tax credit investor to receive tax credits and for us to receive the contribution. Therefore, we did not believe presenting this amount as non-controlling interest accurately reflected the economics of the transaction. As mentioned above, we concluded that the $2.2 million was in substance a cash contribution and therefore would be accounted for as such.

ASC 815 considerations:  At the end of the seven-year compliance period, the third-party tax credit investor has the ability to exercise an option to put their ownership interest in a tax credit investment fund (which is the party that controls the entity with the 2% interest in Higher One Real Estate SP, LLC) back to us for an estimated price of $1,000.  If the tax credit investor exercises their put option, we will own 100% of tax credit investment fund and 99.99% of the entity which acquired the 2% interest in Higher One Real Estate SP, LLC.  We will also have the right to acquire the remaining 0.01% interest in the entity which acquired the 2% interest in Higher One Real Estate SP, LLC.  Once we own these two entities, we will once again own 100% of Higher One Real Estate SP, LLC.  In the event that the tax credit investor does not exercise its put as expected at the end of the seven years, we have a call option to buy the interest in the tax credit investment fund back from the tax credit investor at fair value and would exercise this call in the event that it was necessary.   We considered the accounting and reporting requirements related to both the put and the call.

With respect to both the put and call options, we note that written options should be accounted for as derivatives in accordance with ASC 815 regardless of whether they meet the definition of a derivative within that section of the Codification.

Given that both the put and the call were written options, we concluded that they would need to be accounted for as derivatives in accordance with ASC 815.

Put:  We concluded that the value of the put option was immaterial.  As stated within the agreement, the put price includes the following:
(i)	One thousand dollars ($1,000); plus
(ii)	any transfer taxes or other closing costs attributable to the exercise of the put; plus
(iii)	any amounts due and owing from Higher One Real Estate SP, LLC (to the extent not included above); plus
(iv)
any amounts due and owing from Higher One Real Estate SP, Higher One Holdings, Inc., or any of their affiliates including amount due and owing from the Unconditional Guaranty of New Market Tax Credits; plus

(v)	any accrued and unpaid annual administrative fee

We note that the put serves two purposes:  first, it provides a mechanism to unwind the structure and return the 2% ownership interest to us at the end of the compliance period; and, second, it provides the tax credit investor with assurances that it would receive its expected return on investment.   If we failed to perform such that the New Market Tax Credits were not awarded to the tax credit investor as planned, the put would require us to make the tax credit investor whole.   The items specified above within the definition of the put price are not significant and have a nominal value.

The put provides the investor with assurance that we will comply with the terms of the NMTC program over the compliance period.  The requirements were either already met at the time of the consummation of the transactions or were within our control and consistent with the strategic purpose of the construction project and therefore we concluded that the probability of any tax credit recapture event was remote.   Accordingly, we concluded that there was a very high probability that the financing structure would remain in place through the compliance period.  The put would therefore likely be exercised as planned with a $1,000 put price at the end of the seven years.  Given the likelihood and probabilities of the expected outcomes and the discounted cash flows in question, we concluded that the value of the put was immaterial.

Call:  As noted above, in the event that the tax credit investor does not exercise its put as expected at the end of the seven years, we have a call option to buy the interest in the tax credit investment fund back from the tax credit investor.  Pursuant to the terms of the call, we would have to pay fair market value as determined by an independent appraisal firm in order to buy the ownership in the tax credit investment fund from the tax credit investor.  Since the option does nothing more than provide us with the ability to pay "fair value" it does not truly provide something that any marketplace participant does not already have (i.e. all transactions are completed at fair value).  As a result, the value of the call would be insignificant.

Accounting for the arrangement going forward:  There is a seven-year compliance period outlined in the arrangement.  In order to preserve our ability to retain the benefit of the contribution, we had to meet certain conditions and maintain our compliance with them over the entire compliance period.   Under an ASC 958 model, if any conditions are present a liability is recognized for amount of the contribution received and is only recognized in income as those obligations are met.  With respect to these conditions, we note the following:

•	Certain of these conditions had been completed before the agreement was signed.
•
Certain conditions relate to compliance with Internal Revenue Code, or the Code, regulations.  Our initial compliance with these was validated by a tax opinion from a qualified law firm.  The most important was the representation that Higher One Real Estate SP, LLC was a qualified active low-income community business as defined within Section 45D(d)(2)(A) of the Code.   We have on-going obligations to ensure we continue to comply with these regulations.

•
The remaining conditions are within our control.   These included, for example, the fact that Higher One Real Estate SP, LLC could not the operate any of the following "excluded businesses" as defined within the section of the Code governing the New Market Tax Credit Program:  (A) a private or commercial golf course, (B) a country club, (C) a massage parlor, (D) a hot tub facility, (E) a suntan facility, (F) a racetrack or other facility used for gambling, or (G) any store the principal activity of which is the sale of alcoholic beverages for consumption off premises.  We have on-going obligations to ensure we continue to comply with these conditions.

•
The remaining conditions were administrative in nature and included, for example, the requirement to provide the tax credit investor with financial information of Higher One Real Estate SP, LLC.  We continue to comply with these conditions.

Given the on-going reporting and other requirements note above, we concluded that the contribution should be deferred upon receipt and the benefit recognized in income over the course of the compliance period as it was earned through our on-going compliance with the conditions of the NMTC program.  We continue to comply with these conditions.  Given that they applied throughout the course of the compliance period, we concluded that ratable recognition of the benefit was appropriate.
In providing this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If there is anything we can do to facilitate your review, please do not hesitate to contact the undersigned at (203-776-7776 extension 4578).

Very truly yours,

Higher One Holdings, Inc.

By:	/s/ Christopher Wolf
Name: Christopher Wolf
Title: Chief Financial Officer